Filed by Parsley Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Parsley Energy, Inc.

Commission File No.:001-36463

NEWS RELEASE

Pioneer Natural Resources Company Announces Conditional Cash Tender Offers for 5.625% Senior Notes due 2027 and 4.125% Senior Notes due 2028 of Parsley Energy, LLC and Parsley Finance Corp. and Solicitations of Consents to the Related Indentures

Parsley Energy, Inc. Issues Notice of Conditional Redemption for its 5.250% Senior Notes due 2025 and its 5.375% Senior Notes due 2025

Dallas, Texas, December 30, 2020 — Pioneer Natural Resources Company (NYSE: PXD) (“Pioneer”) today announced that, in connection with the proposed Mergers described below, it has commenced cash tender offers to purchase any and all of the outstanding 5.625% Senior Notes due 2027 (the “2027 Notes”) and 4.125% Senior Notes due 2028 (the “2028 Notes” and, together with the 2027 Notes, the “Notes”) of Parsley Energy, LLC, a Delaware limited liability company (“Parsley LLC”), and Parsley Finance Corp., a Delaware corporation (“Parsley Finance” and, together with Parsley LLC, the “Issuers”) from holders of each series of the Notes (the “Offers”) and solicitations of consents from holders of each series of the Notes (the “Consent Solicitations”) to effect certain amendments to the indentures governing each series of the Notes (the “Indentures”). The terms and conditions of the Offers and Consent Solicitations are described in the Offers to Purchase for Cash and Solicitation of Consents to the Related Indentures, dated December 30, 2020 (the “Offers to Purchase”).

The following table summarizes the pricing terms of the Offers and Consent Solicitations:

			Payment per $1,000 Principal Amount of Notes
Title of Securities	CUSIP Number	Aggregate Principal Amount Outstanding	Tender Offer Consideration(1)	Early Tender Premium(2)	Total Consideration(1)(2)
5.625% Senior Notes due 2027	701885AH8/ U7024PAG3	$700,000,000	$1,068.75	$30.00	$1,098.75
4.125% Senior Notes due 2028	701885AJ4/ U7024PAH1	$399,472,000	$1,037.50	$30.00	$1,067.50

(1)

Excludes accrued and unpaid interest from the last interest payment date to, but not including, the Settlement Date, which will also be paid on accepted Notes up to but not including the Settlement Date.

(2)	The applicable Total Consideration includes the applicable Early Tender Premium for related Notes tendered (and not validly withdrawn) at or prior to the Early Tender Date.

Each Offer and Consent Solicitation will expire at 11:59 p.m., New York City time, on January 28, 2021, unless extended or earlier terminated (the “Expiration Date”). The consideration for each $1,000 principal amount of Notes validly tendered and not withdrawn at or prior to 5:00 p.m., New York City time, on January 13, 2021, unless extended (the “Early Tender Date”), and accepted for purchase pursuant to the Offers will be the applicable Total Consideration set forth in the table above, which includes the Early Tender Premium. The consideration for each $1,000 principal amount of each series of Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date and accepted for purchase pursuant to the Offers will be the applicable Tender Offer Consideration set forth in the table above, which consists of the Total Consideration less the Early Tender Premium set forth in the table above. Holders of each series of Notes tendered after the Early Tender Date will not be eligible to receive the related Early Tender Premium. No additional consideration is payable for a consent in the Consent Solicitation but the Tender Offer Consideration for each series of Notes also constitutes consideration for the related consent.

The Offers and the Consent Solicitations are being made in connection with, and are expressly conditioned upon the closing of, the acquisition of the Issuers by Pioneer pursuant to the consummation of the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), by and among Pioneer and certain of its subsidiaries, Parsley Energy, Inc., a Delaware corporation (“Parsley”), and Parsley LLC, dated as of October 20, 2020 (the “Mergers”). The Mergers are expected to close on or about January 12, 2021, subject to satisfaction of the conditions specified in the Merger Agreement. Following completion of the Mergers, the Issuers will be direct or indirect wholly owned subsidiaries of Pioneer. The Offers and Consent Solicitations are also subject to the condition that Pioneer shall have consummated one or more investment grade public debt financing transactions on terms and conditions acceptable to Pioneer in its sole discretion, that, together with not more than $500 million of available cash and availability under Pioneer’s credit facility, is sufficient to fund (A) the redemption of the 2025 Notes described below and (B) the purchase of all Notes tendered pursuant to the Offers (the “Financing Condition”), as well as other customary conditions specified in the Offers to Purchase. Subject to all conditions to the Offers having been either satisfied or waived by Pioneer, the settlement for all Notes accepted for purchase in the Offers will occur on a date promptly following the Expiration Date, which is expected to be January 29, 2021 (the “Settlement Date”). No tenders will be valid if submitted after the Expiration Date.

Notes tendered and consents delivered may be withdrawn or revoked at any time prior to 5:00 p.m., New York City time, on January 13, 2021 (with respect to each series of Notes, the “Withdrawal Date”). Holders of Notes who tender their Notes and deliver their consents after the Withdrawal Date, but at or prior to the Expiration Date, may not withdraw their tendered Notes and related delivered consents. Holders of Notes who validly tender their Notes will be deemed to have validly delivered the related consents. Holders of Notes may not tender Notes without delivering the related consents.

The consummation of the applicable Offer and applicable Consent Solicitation is not conditioned upon any minimum amount of applicable Notes being tendered. Pioneer reserves the absolute right, subject to applicable law, to: (i) waive any or all conditions to the Offers; (ii) extend, terminate or withdraw the Offers; or (iii) otherwise amend the Offers in any respect. Pioneer intends to use a portion of the net proceeds from one or more offerings of its debt securities, together with borrowings under its revolving credit facility and cash on hand, if necessary, to fund the aggregate consideration for all Notes validly tendered (and not validly withdrawn) pursuant to the Offers and accepted for purchase, and to pay all fees and expenses incurred in connection with the Offers and Consent Solicitations. BofA Securities, Inc., CIBC World Markets Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. have been retained as dealer managers.

D.F. King & Co., Inc. has been retained to serve as both the tender agent and the information agent. Persons with questions regarding the Offers and the Consent Solicitations should contact BofA Securities at (980) 387-3907 (collect), CIBC Capital Markets at (212) 455-6427, RBC Capital Markets at (877) 381-2099 or Scotiabank at (833) 498-1660. Copies of the Offers to Purchase and other related materials may be obtained by contacting D.F. King & Co., Inc. at 1 (866) 406-2283 (US toll-free) or 1 (212) 269-5550 (collect) or email: pxd@dfking.com.

None of Pioneer or its affiliates, its board of directors, Parsley, the Issuers, the dealer managers, the tender agent and the information agent or the Trustee (as defined below) for the Notes makes any recommendation as to whether holders of the Notes should tender or refrain from tendering the Notes.

Parsley and the Issuers also announced today that the Issuers have delivered notices of conditional redemption of all of the Issuers’ outstanding 5.250% Senior Notes due 2025 (the “5.250% Notes due 2025”) and all of the Issuers’ outstanding 5.375% Senior Notes due 2025 (the “5.375% Notes due 2025” and, together with the 5.250% Notes due 2025, the “2025 Notes”). The redemption date for the 2025 Notes provided in the applicable notice of conditional redemption is January 29, 2021 (the “Redemption Date”). The 5.250% Notes due 2025 will be redeemed at a redemption price of 103.398% of the outstanding aggregate principal amount of the 5.250% Notes due 2025, plus accrued and unpaid interest to the Redemption Date (the “5.250% Notes Redemption Price”), and the 5.375% Notes due 2025 will be redeemed at a redemption price of 102.688% of the outstanding aggregate principal amount of the 5.375% Notes due 2025, plus accrued and unpaid interest to the Redemption Date (together with the 5.250% Notes Redemption Price, the “Redemption Price”). The redemption of the 2025 Notes is conditioned upon, before the Redemption Date, completion of the Mergers and satisfaction or waiver of the Financing Condition. The Issuers will publicly announce and notify the holders of the 2025 Notes and the Trustee (as defined below) if any of the foregoing conditions is not satisfied or waived, whereupon the redemption of the 2025 Notes will be revoked and the 2025 Notes will remain outstanding.

U.S. Bank National Association is the trustee (the “Trustee”) for the 2025 Notes and is serving as the paying agent for the redemptions. Copies of the notice of redemption and additional information relating to the redemption of the Notes may be obtained by contacting the Trustee at U.S. Bank Global Corporate Trust, Attn: Bondholder Services - EP-MN-WS2N, 111 Fillmore Avenue East, St Paul, MN 55107-1402 or 800 934-6802.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this news release specifically include statements regarding the Consent Solicitations, the Offers, the redemptions, the anticipated public debt financing transactions, the anticipated Mergers and the ability to realize anticipated synergies and cost savings, the financial position, business strategy, production and reserve growth and other plans and objectives for our future operations. Forward-looking statements and the business prospects of each of Pioneer and Parsley are subject to a number of risks and uncertainties that may cause each of Pioneer’s and Parsley’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity prices, product supply and demand, the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, global and U.S. economic activity, government regulation or action, Pioneer’s ability to implement its business plans or complete its development activities as scheduled, access to and cost of capital, the financial strength of counterparties to Pioneer’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s oil, natural gas liquids and gas production, and acts of war or terrorism. These and other risks are described in Pioneer’s Registration Statement on Form S-4 related to the Mergers, Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, and other filings with the Securities and Exchange Commission (the “SEC”). In addition, each of Pioneer and Parsley may be subject to currently unforeseen risks that may have a materially adverse impact on it. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Each of Pioneer and Parsley undertakes no duty to publicly update these statements except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Mergers. The Mergers will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley have filed a definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by Pioneer and Parsley in connection with the Mergers. Pioneer has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus was included. The Form S-4 was declared effective by the SEC on December 4, 2020. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the Mergers. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE MERGERS, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGERS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or to buy or sell any other securities, or a solicitation of any vote or approval. The Offers and Consent Solicitations are made only through the Offers to Purchase. The Offers and Consent Solicitations are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky and other laws of such jurisdiction. In any jurisdiction in which the Offers and Consent Solicitations are required to be made by a licensed broker or dealer, the Offers and Consent Solicitations will be deemed to be made on behalf of Pioneer by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Mergers. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the Mergers to be filed with the SEC. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Source: Pioneer Natural Resources Company and Parsley Energy, Inc.

Pioneer Natural Resources Company

Investors

Neal Shah - 972-969-3900

Tom Fitter - 972-969-1821

Michael McNamara - 972-969-3592

Greg Wright - 972-969-1770

Media and Public Affairs

Tadd Owens - 972-969-5760

Parsley Energy, Inc. Investors Kyle Rhodes – 512-505-5199 Dan Guill – 512-505-5199

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